

Mail Stop 3561

December 6, 2010

Mr. Chak Shing Tsoi, Chief Executive Officer
Jinhao Motor Company
Dawang Industrial Park
Hi-Tech Exploit Area
Zhaoqing City, Guangdong People's Republic of China 526238

Re: Jinhao Motor Company
Item 4.01 Form 8-K
Filed November 16, 2010
File No. 000-52482

Dear Mr. Tsoi:

We have completed our review of your Item 4.01 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Heather Clark
Staff Accountant